Exhibit 99.1

GW Pharmaceuticals Announces New Physician Reports of Epidiolex® Treatment Effect in
Children and Young Adults with Treatment-Resistant Epilepsy

- Physician reports show signals of efficacy and safety consistent with previously disclosed data, as well as maintenance of clinical effect beyond 12 weeks and high retention rate -

- Data to be presented at R&D Day today commencing at 10:00 a.m. ET, 15:00 BST -

Highlights

•	12 patients with Dravet syndrome reported a median overall reduction in convulsive seizure frequency of 51%-72% across a range of time points and analyses

•	12 patients with drop seizures (the types of seizures considered by the FDA in assessing primary efficacy for Lennox-Gastaut Syndrome trials) at baseline reported a median overall reduction in drop seizure frequency of 52%-76%

•	Data on 58 patients with a wide range of drug-resistant epilepsies treated with Epidiolex show a median overall reduction in total seizure frequency of 36%-51%

•	Overall, 40-70% of patients obtained a greater than 50% reduction in seizure frequency with a notable proportion achieving complete seizure-freedom

•	Approx. 95% of patients who have commenced treatment with Epidiolex remain on therapy

•	The most common adverse events were somnolence and fatigue – 19% and 11% respectively

London, UK; 14 October 2014: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW,” “the Company” or “the Group”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, today announced new physician reports of efficacy and safety associated with the Epidiolex® “expanded access” studies to be presented today at the Company’s R&D Day event in New York City.

Physician reports of efficacy and safety data have been made available on 58 children and young adults with treatment-resistant epilepsy who have been treated with GW’s investigational cannabidiol (CBD) product candidate, Epidiolex, for a period of at least 12 weeks. This includes 27 patients on whom data was reported in June 2014 and an additional 31 patients on whom data has recently been made available to the Company. In addition, of the 58 total patients, 40 patients have been treated for at least 16 weeks and data has been available for this time period also. These data are from three hospital sites in the United States and were generated under expanded access Investigational New Drug applications (INDs) authorized by the U.S. Food and Drug Administration (FDA). In addition, physician reports of safety data were made available on 151 patients (58 patients with 12 weeks treatment effect data plus 93 additional patients for whom 12 week treatment effect data is not yet available).

The patients suffer from a range of treatment-resistant epilepsies. Many have extreme and rare forms of epilepsy including several patients with major congenital structural brain abnormalities.

“I am very encouraged with the preliminary results from our open-label study of Epidiolex. I think they show very promising signals of safety and efficacy in patients, which include some of the most difficult epilepsy cases we follow in our program,” stated Dr. Elizabeth Thiele, Director of the Pediatric Epilepsy Program at Massachusetts General Hospital and Harvard Professor of Neurology. “Based on my experience thus far, I believe that Epidiolex has the potential to be an important advance in treatment for these treatment-resistant children and will likely have a significant role as a future therapy.  I believe these data fully support advancing into formal clinical development, and we are very excited to participate with GW in the upcoming placebo-controlled trials in Dravet and Lennox-Gastaut syndromes.”

“We are pleased to report that the data on additional children treated with Epidiolex is consistent with the promising signals of efficacy previously seen in our initial data released in June. It is also encouraging to see Epidiolex lead to a maintained reduction in seizure frequency beyond the initial 12 week treatment period and that approximately 95% of patients who have commenced treatment to date remain on therapy,” stated Justin Gover, GW’s Chief Executive Officer. “We believe that these signals of efficacy, together with the side effect profile observed to date, serve to reinforce our confidence in Epidiolex as we commence our placebo-controlled clinical trials in both Dravet syndrome and Lennox-Gastaut syndrome.”

Available Epidiolex Data

Clinical effect data were made available on 58 patients whom have been treated with Epidiolex for at least 12 weeks, of which 40 patients have been treated for at least 16 weeks. The 58 patients were predominately children with an average age of 11 years. In all cases, Epidiolex was added to current anti-epileptic drugs (AEDs). On average, patients were taking approximately 3 other AEDs.

The largest single type of epilepsy was Dravet syndrome (n=12) and data is presented separately for these patients. In addition, data is presented for all patients with drop seizures at baseline (n=12), the types of seizures considered by the FDA in assessing primary efficacy for Lennox-Gastaut syndrome (LGS) trials.

Treatment effect data have been presented to show median percent changes in seizure frequency during the first, second, third and fourth months of treatment compared with seizure frequency during a 4 week baseline observation period. Data are also presented which compares percent change in the average 4 week seizure frequency throughout the first 12 week treatment period with seizure frequency during a 4 week baseline observation period, a calculation that is consistent with the FDA’s recommended endpoint for evaluating efficacy. Additionally, data are presented in the form of responder analyses, showing the proportion of patients achieving responses of greater than or equal to 50%, 70%, 90% and those patients that are seizure-free.

Data were collected at hospital sites by the local medical teams and sent to GW for compiling into a database. It should be noted that expanded access studies, sometimes called “compassionate use,” are uncontrolled, carried out by individual investigators, not conducted in strict compliance with Good Clinical Practices and not intended to be analyzed together as study data. Therefore, the data reported from these programs may not be indicative of results from, or duplicated in, placebo-controlled company-sponsored clinical trials.

Clinical Effect Data – All Patients

Data were made available on all 58 patients with 12 week data and 40 patients with 16 week data and includes information collected on all seizures (convulsive and non-convulsive) reported for each patient.

	Weeks 1-4	Weeks 5-8	Weeks 9-12	Weeks 13-16	4 week average of weeks 1-12
Median reduction in seizure frequency	-40%	-41%	-40%	-51%	-36%
≥50% responders	41%	48%	43%	55%	40%
≥70% responders	30%	35%	34%	28%	31%
≥90% responders	18%	24%	21%	18%	14%
Seizure-free	13%	7%	10%	10%	5%

Data after 20 weeks treatment was also made available on 10 patients and the effect seen at this time point is consistent with that seen at the 16 week time point.

Clinical Effect Data – Dravet syndrome patients only

With respect to the 12 patients with Dravet syndrome, the data presented below include only convulsive seizures reported for each patient, the types of seizures considered by FDA in assessing primary efficacy for Dravet syndrome trials. The 12 patients with Dravet syndrome had an average age of 8 years. Data were made available on 12 patients with 12 week data and 9 patients with 16 week data.

	Weeks 1-4	Weeks 5-8	Weeks 9-12	Weeks 13-16	4 week average of weeks 1-12
Median reduction in convulsive seizure frequency	-72%	-62%	-51%	-56%	-56%
≥50% responders	58%	67%	58%	56%	58%
≥70% responders	50%	42%	42%	33%	33%
≥90% responders	33%	33%	25%	22%	25%
Seizure-free	33%	33%	25%	22%	17%

Clinical Effect Data – Drop (“atonic”) Seizures

Data were made available on all 12 patients with drop seizures at baseline, including 4 patients with LGS. Data were made available on 12 patients with 12 week data and 10 patients with 16 week data. Drop seizures are the types of seizures considered by FDA in assessing primary efficacy for LGS trials.

	Weeks 1-4	Weeks 5-8	Weeks 9-12	Weeks 13-16	4 week average of weeks 1-12
Median reduction in drop seizure frequency	-57%	-62%	-52%	-76%	-52%
≥50% responders	58%	67%	58%	70%	50%
≥70% responders	33%	42%	33%	60%	33%
≥90% responders	25%	42%	25%	30%	17%
Seizure-free	17%	33%	25%	20%	17%

Safety Data

Safety data were made available on 151 patients (58 patients with 12 weeks treatment effect data plus 93 additional patients for whom 12 week treatment effect data is not yet available) and represents approximately 50 patient-years of exposure to Epidiolex.

•	The most common adverse events (occurring in 10% or more patients and resulting from all causes) were:
o	Somnolence - 19% of patients
o	Fatigue - 11% of patients
•	There were 2 withdrawals from treatment due to adverse events
•	There were 4 withdrawals from treatment due to lack of clinical effect
•	Serious adverse events were reported in 26 patients, including 2 deaths, one from SUDEP (sudden unexpected death in epilepsy) and one from respiratory failure due to aspiration. None of these serious adverse events, including the 2 reported deaths, were deemed related to Epidiolex by the independent investigators

GW Epidiolex Development Program

GW’s initial focus is on conducting formal development programs for Epidiolex in the treatment of both Dravet syndrome and LGS. The Company has received from the FDA Orphan Drug Designations for Epidiolex for both Dravet syndrome and LGS, as well as Fast Track Designation for Dravet syndrome.

A company-sponsored IND is open with the FDA, the protocol for the first Phase 2/3 Dravet syndrome clinical trial is finalized, sites have been selected, and the trial is on track to commence this month. An additional Phase 3 Dravet syndrome clinical trial is expected to commence in early 2015. GW also expects to commence two Phase 3 trials in LGS in the first quarter of 2015.

The first Phase 2/3 trial is designed as a two-part randomized double-blind, placebo-controlled parallel group dose escalation, safety, tolerability, pharmacokinetic and efficacy trial of single and multiple doses of Epidiolex to treat Dravet syndrome in children who are being treated with other anti-epileptic drugs. Part one comprises the pharmacokinetic and dose-finding elements of the trial in a total of 30 patients over a 3 week treatment period. Part two is a placebo-controlled safety and efficacy evaluation of Epidiolex over a 3 month treatment period in a total of 80 patients.

R&D Day Webcast and Conference Call

A live audio webcast and conference call of the R&D Day presentation will be available starting at 10:00 a.m. ET (15:00 BST). To participate in the conference call, please dial 888-669-0676 (toll free from the U.S. and Canada), or 862-255-5360 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay will be available soon after the live presentation.

Note Regarding Expanded Access Studies

Expanded access studies are uncontrolled, carried out by individual investigators, and not typically conducted in strict compliance with Good Clinical Practices, all of which can lead to a treatment effect which may differ from that in placebo-controlled trials. Data from these studies provide only anecdotal evidence of efficacy for regulatory review, contain no control or comparator group for reference and are not designed to be aggregated or reported as study results. Moreover, data from such small numbers of patients may be highly variable. Such information may not reliably predict data collected via systematic evaluation of the efficacy in company-sponsored clinical trials. Reliance on such information may lead to Phase 2 and 3 clinical trials that are not adequately designed to demonstrate efficacy and could delay or prevent GW’s ability to seek approval of Epidiolex. Expanded access programs may provide supportive safety information for regulatory review. Physicians conducting these studies may use Epidiolex in a manner inconsistent with the protocol, including in children with conditions different from those being studied in GW-sponsored trials. Any adverse events or reactions experienced by subjects in the expanded access program may be attributed to Epidiolex and may limit GW’s ability to obtain regulatory approval with labeling that GW considers desirable, or at all.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. Sativex is also in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer. This Phase 3 program has received Fast Track Designation from the U.S. Food and Drug Administration (FDA) and is intended to support the submission of a New Drug Application for Sativex in cancer pain with the FDA and in other markets around the world. GW has a deep pipeline of additional cannabinoid product candidates, including Epidiolex® in the treatment of childhood epilepsy, which has received Fast Track Designation from the FDA for Dravet syndrome as well as Orphan Drug Designations from the FDA in both the treatment of Dravet syndrome and Lennox-Gastaut syndrome. GW’s product pipeline also includes compounds in Phase 1 and 2 clinical development for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of the company's investigational drug Epidiolex®, the development and commercialization of Epidiolex, plans and objectives for product development, plans and objectives for present and future clinical trials and results of such trials, plans and objectives for regulatory approval. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex®, Epidiolex®, and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000

Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000

Stephen Schultz, VP Investor Relations (US)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)

Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000

Robert Stanislaro (US)	212 850 5657

Trout Group, LLC (US investor relations)

Todd James / Chad Rubin	646 378 2900